FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending November 26, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



GlaxoSmithKline plc received on 23 November 2007 from Legal & General Group plc a notification of interests in GlaxoSmithKline plc Ordinary shares of 25 pence each dated 22 November 2007. This notice is given in accordance with DTR 5.8.12.

TR-1:               NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Identity of the issuer or the underlying issuer of existing            GlaxoSmithKline plc
shares to which voting rights are attached:

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights                                             Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to the notification              Legal & General Group Plc (Group)
obligation:                                                      Legal & General Investment Management
                                                                            Limited (LGIM)

4. Full name of shareholder(s) (if different from 3.):            Legal & General Assurance (Pensions
                                                                       Management) Limited (PMC)
                                                                    Legal & General Group Plc (L&G)

5. Date of the transaction (and date on which the threshold is             22 November 2007
crossed or reached if different):

6. Date on which issuer notified:                                          23 November 2007

7. Threshold(s) that is/are crossed or reached:                            Above 5% (Group)

                                                                            Above 5% (LGIM)


8. Notified details:


A: Voting rights attached to shares
Class/type of Situation previous to the  Resulting situation after the triggering transaction
shares        Triggering transaction

 if possible  Number of    Number of     Number of     Number of voting rights  % of voting rights
using the     Shares       Voting Rights shares
ISIN CODE
                                         Direct        Direct       Indirect    Direct     Indirect

ORD           Below 5%     228,794,061   256,272,494   256,272,494  20,542,409  4.63       0.37

GBP0.25


B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument                           Period/ Date              that may be acquired if    rights
                                                               the instrument is
                                                               exercised/ converted.



Total (A+B)
Number of voting rights                            % of voting rights
                   276,814,903                                              5.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (276,814,903 -
5.00% = Total Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct
and Indirect)  (276,814,903 - 5.00% = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM)
(276,814,903 - 5.00% = Total Position)
                  Legal & General Group Plc (Direct) (L&G) (256,272,494 - 4.63% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited       Legal & General Insurance Holdings Limited (Direct)
(Direct) (LGIMHD) (206,140,317 -3.72 % = PMC)                  (LGIH)
Legal & General Assurance (Pensions Management) Limited  (PMC) Legal & General Assurance Society Limited  (LGAS &
(206,140,317 -3.72 % = PMC)                                    LGPL)
                                                               Legal & General Pensions Limited (Direct)  (LGPL)


Proxy Voting:



10. Name of the proxy holder:                                                       N/A

11. Number of voting rights proxy holder will cease to hold:                        N/A

12. Date on which proxy holder will cease to hold voting rights:                    N/A

13. Additional information:               Notification using the total voting rights figure of
                                                                      5,529,026,383

14. Contact name:                                                   Helen Lewis (LGIM)

15. Contact telephone number:                                         020 3124 3851


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 23, 2007                              By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc